Exhibit 99.1

VNET Reports Unaudited Second Quarter 2026 Financial Results

BEIJING, August 18, 2026 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Total net revenues increased by 14.2% year-over-year to RMB2.78 billion (US$409.5 million) in the second quarter of 2026 (2Q2025: RMB2.43 billion).
•	Net revenues from the wholesale IDC business (“wholesale revenues”) increased by 29.3% year-over-year to RMB1.10 billion (US$162.8 million) in the second quarter of 2026 (2Q2025: RMB854.1 million).
•	Adjusted cash gross profit (non-GAAP) increased by 9.4% year-over-year to RMB1.16 billion (US$171.2 million) in the second quarter of 2026 (2Q2025: RMB1.06 billion).
•	Adjusted cash gross margin (non-GAAP) was 41.8% in the second quarter of 2026 (2Q2025: 43.6%).
•	Adjusted EBITDA (non-GAAP) increased by 25.4% year-over-year to RMB918.3 million (US$135.3 million) in the second quarter of 2026 (2Q2025: RMB732.5 million).
•	Adjusted EBITDA margin (non-GAAP) was 33.0% in the second quarter of 2026 (2Q2025: 30.1%).
•	Adjusted net income (non-GAAP) was RMB7.4 million (US$1.1 million) in the second quarter of 2026 (2Q2025: adjusted net loss of RMB53.6 million).

Second Quarter 2026 Operational Highlights

•	Wholesale capacity in service increased by 49.4% year-over-year to 1,007MW as of June 30, 2026 (June 30, 2025: 674MW).
•	Wholesale capacity utilized by customers increased to 45.5% year-over-year to 744MW as of June 30, 2026 (June 30, 2025: 511MW).
•	Retail monthly recurring revenue (MRR) per retail cabinet increased by 9.9% year-over-year to RMB9,799 in the second quarter of 2026 (2Q2025: RMB8,915).

“We achieved robust growth across our key financial and operational metrics in the second quarter of 2026, as our execution capabilities and high-quality deliveries continued to attract new orders,” said Josh Sheng Chen, Founder, Executive Chairperson of VNET. “We secured a 345MW wholesale order from a leading cloud service provider in the second quarter, bringing our total wholesale order wins to 862MW year-to-date. Meanwhile, we continued to expand our strategic resource reserves, securing approximately 1.4GW of land bank capacity during the second quarter, including 908MW in the Chinese mainland and 478MW overseas. This increased our total capacity to over 4GW, providing a clear, multi-year growth runway across both domestic and international markets.

“In addition, we deepened our collaboration with Contemporary Amperex Technology Co., Limited and signed a strategic cooperation agreement to jointly develop a three-layer integrated compute-energy ecosystem comprising gigawatt-scale compute-energy facilities, distributed compute-energy networks, and a zero-carbon token ecosystem. By combining our complementary strengths and deepening cooperation across technology, infrastructure and supply chains, we will jointly advance innovation in integrated compute-energy systems. Together, we aim to contribute to the next generation of digital energy infrastructure in the intelligent era.”

Peter Zhihua Zhang, Senior Vice President, Operational Finance of VNET, commented, “In the second quarter, our total net revenues increased by 14.2% year-over-year to RMB2.78 billion, mainly driven by 29.3% year-over-year growth in wholesale revenues. Wholesale revenues once again surpassed retail, increasing wholesale’s contribution to 39.8% of our total net revenues and reinforcing its position as our primary growth engine. Strong order momentum, long-term customer commitments and our well-paced delivery roadmap strengthen the visibility into our future revenue growth. Adjusted EBITDA increased by 25.4% year-over-year to RMB918.3 million, with its margin expanding by 3.0 percentage points to 33.0%. Moving forward, we will remain focused on disciplined execution across delivery, capacity expansion and capital allocation, driving high-quality growth and creating value for our shareholders.”

Second Quarter 2026 Financial Results

TOTAL NET REVENUES: Total net revenues in the second quarter of 2026 were RMB2.78 billion (US$409.5 million), representing an increase of 14.2% from RMB2.43 billion in the same period of 2025. The year-over-year increase was mainly driven by the continued growth of our wholesale IDC business.

Net revenues from IDC business increased by 18.6% to RMB2.15 billion (US$316.9 million) from RMB1.81 billion in the same period of 2025. The year-over-year increase was mainly driven by an increase in wholesale revenues.

•	Wholesale revenues increased by 29.3% to RMB1.10 billion (US$162.8 million) from RMB854.1 million in the same period of 2025.
•	Retail revenues increased by 9.1% to RMB1.05 billion (US$154.1 million) from RMB958.7 million in the same period of 2025.

Net revenues from non-IDC business increased by 1.1% to RMB628.4 million (US$92.6 million) from RMB621.4 million in the same period of 2025.

GROSS PROFIT: Gross profit in the second quarter of 2026 was RMB505.2 million (US$74.5 million), representing a decrease of 7.8% from RMB547.7 million in the same period of 2025, mainly due to increased depreciation costs associated with our rapid capacity expansion. Gross margin in the second quarter of 2026 was 18.2%, compared with 22.5% in the same period of 2025.

ADJUSTED CASH GROSS PROFIT (non-GAAP), which excludes depreciation and amortization and share-based compensation expenses from gross profit, increased by 9.4% to RMB1.16 billion (US$171.2 million) in the second quarter of 2026 from RMB1.06 billion in the same period of 2025. Adjusted cash gross margin (non-GAAP) in the second quarter of 2026 was 41.8%, compared with 43.6% in the same period of 2025.

OPERATING EXPENSES: Total operating expenses in the second quarter of 2026 were RMB275.9 million (US$40.7 million), compared with RMB374.7 million in the same period of 2025.

Sales and marketing expenses were RMB58.8 million (US$8.7 million) in the second quarter of 2026, compared with RMB70.0 million in the same period of 2025.

Research and development expenses were RMB75.2 million (US$11.1 million) in the second quarter of 2026, compared with RMB67.6 million in the same period of 2025.

General and administrative expenses were RMB164.9 million (US$24.3 million) in the second quarter of 2026, compared with RMB212.5 million in the same period of 2025.

ADJUSTED OPERATING EXPENSES (non-GAAP), which exclude share-based compensation expenses from operating expenses, were RMB271.0 million (US$39.9 million) in the second quarter of 2026, compared with RMB365.6 million in the same period of 2025. As a percentage of total net revenues, adjusted operating expenses (non-GAAP) in the second quarter of 2026 were 9.8%, compared with 15.0% in the same period of 2025.

ADJUSTED EBITDA (non-GAAP), which excludes depreciation and amortization and share-based compensation expenses from operating profit, was RMB918.3 million (US$135.3 million) in the second quarter of 2026, representing an increase of 25.4% from RMB732.5 million in the same period of 2025. Adjusted EBITDA margin (non-GAAP) in the second quarter of 2026 was 33.0%, compared with 30.1% in the same period of 2025.

NET LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the second quarter of 2026 was RMB135.6 million (US$20.0 million), compared with RMB11.9 million in the same period of 2025. The increase in net loss was primarily attributable to a loss of RMB47.1 million from changes in the fair value of financial instruments in the second quarter of 2026. By comparison, the Company recognized a gain of RMB70.4 million from changes in the fair value of financial instruments in the second quarter of 2025.

ADJUSTED NET INCOME (LOSS) (non-GAAP) excludes changes in the fair value of financial instruments from net income (loss). Adjusted net income in the second quarter of 2026 was RMB7.4 million (US$1.1 million), compared with an adjusted net loss of RMB53.6 million in the same period of 2025.

LOSS PER SHARE: Basic and diluted loss per share in the second quarter of 2026 were both RMB0.09 (US$0.01), which represents the equivalent of RMB0.54 (US$0.06) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using adjusted net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

LIQUIDITY: As of June 30, 2026, the aggregate amount of the Company’s cash and cash equivalents, restricted cash and short-term investments was RMB7.21 billion (US$1.06 billion).

Total short-term debt, consisting of short-term bank borrowings and the current portion of long-term borrowings, was RMB4.18 billion (US$616.1 million). Total long-term debt was RMB19.24 billion (US$2.84 billion), comprised of long-term borrowings of RMB14.40 billion (US$2.12 billion) and convertible notes of RMB4.84 billion (US$712.8 million).

Net cash generated from operating activities in the second quarter of 2026 was RMB218.1 million (US$32.1 million), compared with RMB366.6 million in the same period of 2025. During the second quarter of 2026, the Company obtained new debt financing, refinancing facilities, equity financing and other financings of RMB3.77 billion (US$556.0 million).

Second Quarter 2026 Operational Results

Wholesale IDC Business

•	Capacity in service was 1,007MW as of June 30, 2026, compared with 907MW as of March 31, 2026, and 674MW as of June 30, 2025. Capacity under construction was 585MW as of June 30, 2026.
•	Capacity utilized by customers reached 744MW as of June 30, 2026, compared with 687MW as of March 31, 2026, and 511MW as of June 30, 2025. The sequential increase of 57MW was mainly contributed by the N-HB Campus 03 and N-OR Campus 01 data centers.
•	Utilization rate[1] of wholesale capacity was 73.9% as of June 30, 2026, compared with 75.7% as of March 31, 2026, and 75.9% as of June 30, 2025.

•	Utilization rate of mature wholesale capacity[2] was 92.5% as of June 30, 2026, compared with 93.8% as of March 31, 2026, and 94.6% as of June 30, 2025.
•	Utilization rate of ramp-up wholesale capacity[3] was 36.6% as of June 30, 2026, compared with 45.0% as of March 31, 2026, and 20.8% as of June 30, 2025.

•	Total capacity committed[4] was 970MW as of June 30, 2026, compared with 869MW as of March 31, 2026, and 674MW as of June 30, 2025.
•	Commitment rate[5] for capacity in service was 96.3% as of June 30, 2026, compared with 95.7% as of March 31, 2026, and 100% as of June 30, 2025.

1 Utilization rate is calculated by dividing capacity utilized by customers by capacity in service.

2 Mature wholesale capacity refers to wholesale data centers with utilization rate at or above 80%.

3 Ramp-up wholesale capacity refers to wholesale data centers with utilization rate below 80%.

4 Total capacity committed represents capacity committed to customers under effective agreements.

5 Commitment rate is calculated by dividing total capacity committed by total capacity in service.

Retail IDC Business6

•	Capacity in service was 50,081 cabinets as of June 30, 2026, compared with 50,170 cabinets as of March 31, 2026, and 52,131 cabinets as of June 30, 2025.
•	Capacity utilized by customers was 32,314 cabinets as of June 30, 2026, compared with 32,165 cabinets as of March 31, 2026, and 33,292 cabinets as of June 30, 2025.
•	Utilization rate of retail capacity was 64.5% as of June 30, 2026, compared with 64.1% as of March 31, 2026, and 63.9% as of June 30, 2025.

•	Utilization rate of mature retail capacity[7] was 68.7% as of June 30, 2026, compared with 68.5% as of March 31, 2026, and 68.6% as of June 30, 2025.
•	Utilization rate of ramp-up retail capacity[8] was 26.9% as of June 30, 2026, compared with 24.2% as of March 31, 2026, and 26.4% as of June 30, 2025.

•	Monthly recurring revenue (MRR) per retail cabinet was RMB9,799 in the second quarter of 2026, compared with RMB9,448 in the first quarter of 2026 and RMB8,915 in the second quarter of 2025.

Recent Developments

On August 18, 2026, we signed a strategic cooperation agreement with Contemporary Amperex Technology Co., Limited (stock codes: 300750.SZ and 03750.HK) (“CATL”), under which both parties will establish a partnership to deepen compute-energy integration by synergistically combining VNET’s leadership in large-scale computing infrastructure development and operations with CATL’s expertise in zero-carbon new energy technologies. With the goal of shaping next generation digital energy infrastructure globally, and leveraging green DC and direct green power connection technologies, the parties plan to jointly develop a three-layer integrated compute-energy ecosystem comprising gigawatt-scale compute-energy facilities, distributed compute-energy networks, and a zero-carbon token ecosystem.

Business Outlook

For the full year of 2026, the Company expects its total net revenues to be in the range of RMB11.5 billion to RMB11.8 billion, representing year-over-year growth of 15.6% to 18.6%, and adjusted EBITDA (non-GAAP) to be in the range of RMB3,550 million to RMB3,750 million, representing year-over-year growth of 19.2% to 25.9%. In addition, the Company expects capital expenditure to be in the range of RMB10 billion to RMB12 billion for the full year of 2026. The above outlook remains unchanged from the previously provided estimates.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 18, 2026, or 8:00 PM Beijing Time on Tuesday, August 18, 2026.

For participants who wish to join the call, please access the links provided below to complete the online registration process.

6 For the retail IDC business, since the first quarter of 2024, we have excluded a certain number of reserved cabinets from the capacity in service. Reserved cabinets include those with limited utilization, those scheduled for closure, or those planned for upgrades. As of June 30, 2025, March 31, 2026, and June 30, 2026, 3,791, 4,097 and 3,795 reserved cabinets, respectively, were excluded from retail IDC utilization rate calculations.

7 Mature retail capacity refers to retail data centers that came into service over 24 months ago.

8 Ramp-up retail capacity refers to retail data centers that entered service within the past 24 months, or mature retail data centers that underwent improvements within the past 24 months.

English line:

https://s1.c-conf.com/diamondpass/10056504-wstpwx.html

Chinese line (listen-only mode):

https://s1.c-conf.com/diamondpass/10056507-c7sjs6e.html

Participants can choose between the English and Chinese options for pre-registration above. Please note that the Chinese option will be in listen-only mode. Upon registration, each participant will receive an email containing details for the conference call, including dial-in numbers, a conference call passcode and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.vnet.com.

A replay of the conference call will be accessible through August 25, 2026, by dialing the following numbers:

US/Canada:	1 855 883 1031
Mainland China:	400 1209 216
Hong Kong, China:	800 930 639
International:	+61 7 3107 6325
Replay PIN (English line):	10056504
Replay PIN (Chinese line):	10056507

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin and adjusted net income (loss). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies and government entities to blue-chip enterprises and small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement. VNET’s strategic and operational plans as well as Business Outlook contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

VNET IR Team

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	5,523,571	6,720,690	990,507
Restricted cash	656,010	477,331	70,350
Short-term Investments	379,198	-	-
Accounts and notes receivable, net	2,222,106	2,640,321	389,135
Amounts due from related parties	429,411	505,671	74,527
Prepaid expenses and other current assets	2,241,570	2,418,052	356,377
Total current assets	11,451,866	12,762,065	1,880,896

Non-current assets:
Restricted cash	22,104	16,412	2,419
Long-term investments, net	1,062,660	1,004,875	148,100
Property and equipment, net	22,775,579	25,463,639	3,752,876
Intangible assets and other long-term assets	2,872,475	3,167,199	466,788
Operating lease right-of-use assets, net	4,871,341	5,159,484	760,414
Deferred tax assets, net	251,572	251,327	37,041
Derivative financial instrument	11,185	-	-
Other non-current assets	1,275,380	1,687,339	248,683
Total non-current assets	33,142,296	36,750,275	5,416,321
Total assets	44,594,162	49,512,340	7,297,217

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	1,172,561	1,770,210	260,897
Current portion of long-term borrowings	2,059,154	2,410,117	355,207
Current portion of finance lease liabilities	357,995	325,662	47,997
Current portion of operating lease liabilities	962,275	980,147	144,456
Accounts and notes payable	741,878	749,950	110,529
Amounts due to related parties	415,889	355,347	52,372
Income taxes payable	154,343	229,691	33,852
Advances from customers	933,920	1,028,660	151,606
Deferred revenue	138,671	145,015	21,373
Current portion of deferred government grants	51,062	53,878	7,941
Accrued expenses and other payables	5,459,465	5,063,984	746,339
Total current liabilities	12,447,213	13,112,661	1,932,569

Non-current liabilities:
Long-term borrowings	11,579,664	14,402,669	2,122,691
Convertible notes	5,138,664	4,836,250	712,775
Non-current portion of finance lease liabilities	1,643,713	1,599,085	235,676
Non-current portion of operating lease liabilities	4,001,047	4,304,054	634,339
Unrecognized tax benefits	118,734	118,734	17,499
Deferred tax liabilities	840,387	876,409	129,167
Deferred government grants	260,268	242,116	35,683
Total non-current liabilities	23,582,477	26,379,317	3,887,830

Mezzanine equity:
Redeemable non-controlling interests	1,711,591	5,227,481	770,435
Total mezzanine equity	1,711,591	5,227,481	770,435

Shareholders’ equity
Ordinary shares	112	118	17
Treasury stock	(179,087)	(179,087)	(26,394)
Additional paid-in capital	17,360,323	17,607,582	2,595,036
Statutory reserves	116,316	116,316	17,143
Accumulated other comprehensive income	46,375	30,293	4,465
Accumulated deficit	(11,125,595)	(13,499,741)	(1,989,616)
Total VNET Group, Inc. shareholders’ equity	6,218,444	4,075,481	600,651
Noncontrolling interest	634,437	717,400	105,732
Total shareholders’ equity	6,852,881	4,792,881	706,383
Total liabilities, mezzanine equity and shareholders’ equity	44,594,162	49,512,340	7,297,217

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	2,434,205	2,691,136	2,778,738	409,535	4,680,425	5,469,874	806,160
Cost of revenues	(1,886,470)	(2,075,269)	(2,273,558)	(335,081)	(3,567,349)	(4,348,827)	(640,938)
Gross profit	547,735	615,867	505,180	74,454	1,113,076	1,121,047	165,222

Operating income (expenses)
Operating (loss) income	(1,143)	83	39,885	5,878	318	39,968	5,891
Sales and marketing expenses	(69,963)	(53,682)	(58,751)	(8,659)	(134,309)	(112,433)	(16,571)
Research and development expenses	(67,570)	(74,423)	(75,162)	(11,078)	(111,173)	(149,585)	(22,046)
General and administrative expenses	(212,473)	(162,380)	(164,947)	(24,310)	(392,243)	(327,327)	(48,242)
Allowance for doubtful debt	(23,568)	(78,536)	(16,955)	(2,499)	(54,120)	(95,491)	(14,074)
Total operating expenses	(374,717)	(368,938)	(275,930)	(40,668)	(691,527)	(644,868)	(95,042)

Operating profit	173,018	246,929	229,250	33,786	421,549	476,179	70,180
Interest income	16,869	10,390	16,617	2,449	23,620	27,007	3,980
Interest expense	(157,508)	(221,042)	(204,500)	(30,140)	(258,161)	(425,542)	(62,717)
Other income	5,234	1,376	6,324	932	7,045	7,700	1,135
Other expenses	(5,499)	(2,991)	(1,364)	(201)	(7,937)	(4,355)	(642)
Changes in the fair value of financial instruments	70,404	(32,095)	(47,130)	(6,946)	(264,500)	(79,225)	(11,677)
Foreign exchange gain	9,258	36,083	38,104	5,616	18,785	74,187	10,934
Income (loss) before income taxes and gain (loss) from equity method investments	111,776	38,650	37,301	5,496	(59,599)	75,951	11,193
Income tax expenses	(95,048)	(486,161)	(57,843)	(8,525)	(147,110)	(544,004)	(80,176)
Gain (loss) from equity method investments	41	2,611	(19,205)	(2,830)	3,255	(16,594)	(2,446)
Net income (loss)	16,769	(444,900)	(39,747)	(5,859)	(203,454)	(484,647)	(71,429)
Net income attributable to noncontrolling interests	(13,656)	(19,752)	(12,561)	(1,851)	(30,991)	(32,313)	(4,762)
Net income attributable to redeemable non-controlling interests	(15,027)	(67,189)	(83,289)	(12,275)	(15,027)	(150,478)	(22,178)
Net loss attributable to the VNET Group,Inc.	(11,914)	(531,841)	(135,597)	(19,985)	(249,472)	(667,438)	(98,369)
Accretion to redemption amount of redeemable non-controlling interests	(67)	(1,697,626)	(9,082)	(1,339)	(67)	(1,706,708)	(251,538)
Net loss attributable to the Company’s ordinary shareholders	(11,981)	(2,229,467)	(144,679)	(21,324)	(249,539)	(2,374,146)	(349,907)

Loss per share
Basic	(0.01)	(1.36)	(0.09)	(0.01)	(0.16)	(1.42)	(0.21)
Diluted	(0.01)	(1.36)	(0.09)	(0.01)	(0.16)	(1.42)	(0.21)
Shares used in loss per share computation
Basic*	1,610,484,726	1,644,810,699	1,702,004,096	1,702,004,096	1,609,646,939	1,673,565,395	1,673,565,395
Diluted*	1,610,484,726	1,644,810,699	1,702,004,096	1,702,004,096	1,609,646,939	1,673,565,395	1,673,565,395

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.06)	(8.16)	(0.54)	(0.06)	(0.96)	(8.52)	(1.26)
Diluted	(0.06)	(8.16)	(0.54)	(0.06)	(0.96)	(8.52)	(1.26)

* Shares used in loss per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	547,735	615,867	505,180	74,454	1,113,076	1,121,047	165,222
Plus: depreciation and amortization	513,891	595,092	656,509	96,757	916,290	1,251,601	184,463
Plus: share-based compensation expenses	196	297	201	30	305	498	73
Adjusted cash gross profit	1,061,822	1,211,256	1,161,890	171,241	2,029,671	2,373,146	349,758
Adjusted cash gross margin	43.6%	45.0%	41.8%	41.8%	43.4%	43.4%	43.4%

Operating expenses	(374,717)	(368,938)	(275,930)	(40,668)	(691,527)	(644,868)	(95,042)
Plus: share-based compensation expenses	9,163	6,757	4,883	720	15,492	11,640	1,716
Adjusted operating expenses	(365,554)	(362,181)	(271,047)	(39,948)	(676,035)	(633,228)	(93,326)

Operating profit	173,018	246,929	229,250	33,786	421,549	476,179	70,180
Plus: depreciation and amortization	550,087	637,551	683,995	100,808	977,527	1,321,546	194,772
Plus: share-based compensation expenses	9,359	7,054	5,084	750	15,797	12,138	1,789
Adjusted EBITDA	732,464	891,534	918,329	135,344	1,414,873	1,809,863	266,741
Adjusted EBITDA margin	30.1%	33.1%	33.0%	33.0%	30.2%	33.1%	33.1%

Net income (loss)	16,769	(444,900)	(39,747)	(5,859)	(203,454)	(484,647)	(71,429)
plus: Changes in the fair value of financial instruments	(70,404)	32,095	47,130	6,946	264,500	79,225	11,677
Adjusted net (loss) income	(53,635)	(412,805)	7,383	1,087	61,046	(405,422)	(59,752)

VNET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	June 30, 2025	March 31, 2026	June 30, 2026
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash generated from operating activities	366,596	173,676	218,076	32,140

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,870,296)	(1,752,448)	(1,513,291)	(223,031)
Purchases of intangible assets	(24,388)	(42,073)	(25,466)	(3,753)
(Payments for) proceeds from investments	(1,216,168)	(308,408)	690,458	101,761
Payments for other investing activities	(171,213)	(115,851)	(123,642)	(18,223)
Net cash used in investing activities	(3,282,065)	(2,218,780)	(971,941)	(143,246)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	1,004,537	6,560,103	2,176,142	320,724
Repayments of bank borrowings	(381,728)	(3,954,802)	(1,689,182)	(248,955)
Payments for finance leases	(44,471)	(91,453)	(243,834)	(35,937)
Proceeds from issuance of ordinary shares	-	951,393	-	-
Contribution from noncontrolling interest in subsidiaries	(4,555)	4,976,468	-	-
Proceeds from (payments for) other financing activities	8,875	(4,493,902)	(330,061)	(48,645)
Net cash generated from (used in) financing activities	582,658	3,947,807	(86,935)	(12,813)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(14,764)	(24,360)	(24,795)	(3,654)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,347,575)	1,878,343	(865,595)	(127,573)
Cash, cash equivalents and restricted cash at beginning of period	5,767,658	6,201,685	8,080,028	1,190,849
Cash, cash equivalents and restricted cash at end of period	3,420,083	8,080,028	7,214,433	1,063,276